恒生銀行
HANG SENG BANK

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

(Reprinted in November 2005 embodying all alterations subsequent to the adoption of the Articles of Association on 1st May 1972)

OF

HANG SENG BANK, LIMITED
(恒生銀行有限公司)

Incorporated the 5th day of December 1952.

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

(Reprinted in November 2005 embodying all alterations subsequent to the adoption of the Articles of Association on 1st May 1972)

OF

HANG SENG BANK, LIMITED

(恒生銀行有限公司)

Incorporated the 5th day of December 1952.

THE COMPANIES ORDINANCE

(Chapter 32 of the Revised Edition, 1950, of the Laws of Hong Kong)

Section 22(4)

CERTIFICATE OF THE INCORPORATION OF A COMPANY

I HEREBY CERTIFY that "HANG SENG BANK, LIMITED (**恒生銀行有限公司**)" was originally incorporated under the Companies Ordinance (Chapter 32), as a Limited Company on 5th December, 1952, under the name of "HANG SENG BANK, LIMITED (**恒生銀號有限公司**)", and that its name (Chinese part only) has, with the approval of His Excellency the Governor given by me on his behalf under delegated powers, this day been changed to "HANG SENG BANK, LIMITED (**恒生銀行有限公司**)" in accordance with a Special Resolution passed on 28th December, 1959.

GIVEN under my hand and Seal of Office at Victoria in the Colony of Hong Kong this Thirty-first day of December One Thousand Nine Hundred and Fifty-nine.

L.S.

(Signed) W.K. THOMSON
Registrar of Companies,
Hong Kong.

(C O P Y)

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

HANG SENG BANK, LIMITED
(恒生銀號有限公司)

is this day incorporated in Hong Kong under the Companies Ordinance, Chapter 32, and that this company is limited.

GIVEN under my hand and seal of office this Fifth day of December One Thousand Nine Hundred and Fifty-two.

L.S.

(Signed) W. ANEURIN JONES
Registrar of Companies,
Hong Kong.

Company No. 3653(P)

HANG SENG BANK, LIMITED

SPECIAL RESOLUTION

Passed on 21 April 2005

At the Annual General Meeting of the Shareholders of Hang Seng Bank Limited, duly convened and held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Thursday, 21 April 2005, the following resolution was passed as a Special Resolution:-

"THAT, with effect from the conclusion of the Annual General Meeting of the Company at which this resolution is passed, the existing Articles of Association of the Company be and are hereby altered by:-

(A) in Article 11:-

(1) deleting the words "two months" in the first sentence thereof and substituting therefor the words "ten business days";

(2) deleting the words "(unless the conditions of issue provide otherwise)" in the first sentence thereof and substituting therefor the words "(or within such other period as the conditions of issue shall provide or within such other period as The Stock Exchange of Hong Kong Limited may from time to time prescribe in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)"; and

(3) adding at the end thereof the sentence "In this Article, "business day" means any day on which a recognized stock market (as defined in the Companies Ordinance) is open for the business of dealing in securities.";

(B) in Article 27, by deleting the words "on which the Company has a lien" in the first sentence and substituting therefor the words "(a) on which the Company has a lien or (b) in favour of more than four joint transferees or (c) in favour of a minor or a person of unsound mind or under other legal disability or (d) which has not been duly stamped (if required).";

(C) in Article 60, by deleting the words "half an hour" in the first and the second sentences thereof and substituting therefor the words "fifteen minutes" and by deleting the word "Board" in the second sentence thereof and substituting therefor the words "Chairman (or in default, the Board)";

(D) in Article 69, adding the following at the end thereof:-

"Where any member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time,

required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(E) in Article 80, deleting the words "Securities (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the second sentence thereof, and substituting therefor the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(F) deleting Article 86 in its entirety and substituting therefor the following:-

"(a) (i) A Director may be appointed by the Board to any other office or place of profit under the Company, except that of Auditor, for such period on such terms and at such remuneration (by way of salary, percentage of profits, pension, superannuation or otherwise) as the Board may determine, and such remuneration shall be charged as part of the Company's ordinary working expenses. A Director may vote as a Director in regard to the appointment or continuance in any such office as is mentioned in this Article of any other Director and in regard to the remuneration (including any pension, superannuation or other rights) of such other Director in respect thereof notwithstanding that he may be regarded as interested in the matter by reason that he himself also holds or may be about to hold another such office and any Director may vote as a Director in regard to any matter relating to any superannuation or pension fund notwithstanding that he may himself be or be about to become a member of or contributor to such fund. A Director may not vote on his own appointment or the arrangement of the terms thereof.

(ii) A Director notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged or whereat any contract in which he is interested is considered.

(b) No Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way directly or indirectly interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relation thereby established, but the nature of his interest must be declared by him at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Board held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Board held after he becomes so interested.

(c) A Director shall not vote or be counted in the quorum in respect of any contract, arrangement, transaction or other proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:-

(I) the giving of any security or indemnity either:-

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(II) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(III) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five per cent or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights; and/or

(IV) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:-

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(V) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(d) (I) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five per cent or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in five per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or any third company through which his/their interest or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(II) Where a company in which a Director and/or his associate(s) holds five per cent or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the Company is/are materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(III) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such chairman and any of the other directors present who are materially interested in the contract or arrangement or transaction in question shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board.

(e) A general notice in writing given to the Board by any Director to the effect that he is a member of any specified company or firm, and is to be regarded as interested in any contract or arrangement which may thereafter be made with that company or firm, shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract or arrangement so made.

(f) In this Article, "associate" in relation to any Director has the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.";

(G) by deleting Article 95 in its entirety and substituting therefor the following:-

"The Board may from time to time appoint one or more Directors to the office of Managing Director for such period and for such terms as it thinks fit and, subject to the terms of any agreement in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as to rotation, resignation and removal as the other Directors, and his appointment shall be automatically determined if he ceases from any cause to be a Director.";

(H) in Article 100, adding the following sentence:-

"In addition, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have been a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting.";

(I) in Article 104, deleting all the words appearing after the word "unless" when it appears the second time in the Article and substituting therefor the following:-

"notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and notice in writing by that person of his willingness to be elected shall be given to the Company at the Office in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days.";

(J) by deleting Article 114 in its entirety and substituting therefor the following:-

"The Directors may meet together for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined, the quorum shall be three persons, each being a Director or an alternate Director.";

(K) adding the following new Article 118A after the existing Article 118:-

"118A. Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.";

(L) in Article 120, deleting all the words after the words "as if done by the Directors" in the third line thereof;

(M) in Article 136, adding the following at the end thereof:-

"Any such dividend, interest or other sum may also be paid by any other method (including direct debit or autopay or bank transfer) as the Board considers appropriate.";

(N) deleting Article 138 in its entirety and substituting therefor with the following:-

"138. (a) All dividends or bonuses unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company.

(b) If any cheques, warrants or orders for dividends or other moneys payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.";

(O) adding the following new Article 139A after the existing Article 139:-

"UNTRACED MEMBERS

"139A. (a) The Company shall be entitled to sell any share of a member, or any share to which a person is entitled by transmission, if and provided that:-

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such

share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of twelve years the Company has paid at least three dividends (whether interim or final) and no dividend in respect of such share has been claimed by the person entitled to it;

(ii) on expiry of the said period of twelve years the Company has given notice of its intention to sell such share by advertisements appearing in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance);

(iii) the said advertisements, if not published on the same day, shall have been published within thirty days of each other;

(iv) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(v) if shares of the class concerned are listed or dealt in on any stock exchange, the Company has given notice to that exchange of its intention to make such sale.

(b) The manner, timing and terms of any sale of shares pursuant to this Article (including but not limited to the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

(c) To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the

transferee and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

(d) If during the period of twelve years referred to in paragraph (a) of this Article, or during any period ending on the date when all the requirements of sub-paragraphs (i) to (iv) of paragraph (a) of this Article have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of sub-paragraphs (ii) to (iv) of paragraph (a) of this Article have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

(e) The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.";

(P) adding the following new Article 140A after the existing Article 140:-

"RECORD DATES

"140A. Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Ordinance, the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid or made or (in the case of any dividend, distribution, interest, allotment or issue) at any time before or after the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities. Different dates may be fixed as record dates in respect of shares registered on different registers.";

(Q) renumbering the existing Article 151 as Article 151(a) and adding the following new paragraphs (b) and (c):-

"(b) The Company may purchase and maintain for the Managing Directors, Directors, Auditors, Secretary and other Officers for the time being of the Company:-

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(c) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company.";

(R) adding the following new Article 154 after the existing Article 153:-

"154. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall, with all convenient speed, give notice thereof to such member by advertisement in the Hong Kong Government Gazette or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted.""

(Signed) Joseph C Y Poon
Director

Company No. 3653(P)

HANG SENG BANK, LIMITED

SPECIAL RESOLUTION

Passed on 22 April 2003

At the Annual General Meeting of the Shareholders of Hang Seng Bank Limited, duly convened and held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Tuesday, 22 April 2003, the following resolution was passed as a Special Resolution:-

"THAT the Articles of Association of the Company be and they are hereby amended in the following manner:

(a) By inserting the following new definition for "Electronic Communication" after the existing definition for "Newspaper" in Article 2:

"Electronic Communication	A communication sent by electronic transmission in any form through any medium."

(b) By deleting the following paragraph in Article 2:

"Writing shall include printing and lithography and any other mode or modes of representing or reproducing words in a visible form."

and substituting therefor the following:

"Writing or printing shall include writing, printing, lithography, photography, typewriting, photocopies, telecopier messages and every other mode of representing words or figures in a visible form (including an electronic communication)."

(c) By inserting the following additional paragraph at the end of Article 2:

"References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

(d) By deleting Article 143 in its entirety and substituting therefor the following new Articles 143, 143A and 143B:

"143. The Directors shall from time to time in accordance with the Statutes, cause to be prepared and to be laid before the Company in Annual General Meeting

such profit and loss accounts, balance sheets, group accounts (if any) and reports as are prescribed by the Statutes. Copies of all such documents and any other documents required by law to be annexed thereto (collectively the "Relevant Financial Documents") shall not less than twenty-one days before the date of the meeting before which they are to be laid be sent to all the members and to the Auditors as required by and subject to the provisions of the Statutes.

143A. To the extent permitted by and subject to due compliance with the Statutes and other applicable laws, rules and regulations, and to obtaining all necessary consents, if any, required thereunder, the requirements in Article 143 shall be deemed satisfied in relation to any member if the Company send to the member, instead of a copy of the Relevant Financial Documents, a summary financial report derived from the Relevant Financial Documents which shall be in the form and containing the information required by applicable laws, rules and regulations, provided that any person who is otherwise entitled to the Relevant Financial Documents may, if he so requires and in accordance with the Statutes and other applicable laws, rules and regulations, by notice in writing served on the Company, demand that the Company send to him, in addition to a summary financial report, a complete printed copy of the Relevant Financial Documents.

143B. The requirement to send to a member the Relevant Financial Documents as referred to in Article 143 or a summary financial report in accordance with Article 143A shall be deemed satisfied where, in accordance with the Statutes and other applicable laws, rules and regulations, the Company publishes copies of the Relevant Financial Documents and, if applicable, a summary financial report complying with Article 143A, on the Company's computer network or its website or in any other permitted manner (including by sending any form of electronic communication), and that member has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of the Relevant Financial Documents or summary financial report."

(e) By deleting Article 145 in its entirety and substituting therefor the following:

"145. Any notice or other document to be given or issued by the Company to a member, whether or not under the Statutes, other applicable laws, rules and regulations or these Articles, shall be given in writing or by cable, telex or facsimile transmission message, any form of electronic communication or transmission or in any other form of permitted means of communication and any such notice and document may be served or delivered by the Company on or to any member (i) personally or (ii) by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register of members, whether in or outside Hong Kong, or by delivering it or leaving it at such registered address as aforesaid or (iii) as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by that member to the Company for the giving of notice or document to that member or (iv) (in the case of a notice) by advertisement in an English language daily newspaper and a Chinese language daily newspaper circulating in Hong Kong or (v) subject to due compliance with the Statutes and other

applicable laws, rules and regulations, by publishing it on the Company's computer network or its website, giving access to such network or website to the member and giving to the member a notice stating that the notice or other document is available there (a "notice of availability") or (vi) in any other permitted manner from time to time."

(f) By deleting Article 146 in its entirety and substituting therefor the following:

"146. All notices and documents to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the register of members, and any notice so given shall be sufficient notice to the holders of such share."

(g) By deleting Article 148 in its entirety and substituting therefor the following new Articles 148 and 148A:

"148. A notice or other document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 145 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

148A. Any notice or other document delivered or sent to any member in such manner as provided in Article 145 in pursuance of these presents shall, notwithstanding that such member be then deceased, suffering from mental disorder or bankrupt and whether or not the Company has notice of his death, mental disorder or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares."

(h) By deleting Article 150 in its entirety and substituting therefor the following:

"150. Any notice or other document given or issued by the Company:

(i) if served by post, shall be deemed to have been served at the expiration of forty-eight hours after the envelope or wrapper containing the same is posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly prepaid, addressed and posted (in the case of an address outside Hong Kong by air-mail postage prepaid where air-mail posting from Hong Kong to such place is available) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(ii) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice or document placed on the Company's computer network or website is deemed given by the Company to a member on the day on which a notice of availability is deemed served on the member;

(iii) if served or delivered in any other manner contemplated by these Articles other than by advertisement in newspapers in accordance with Article 145, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other person appointed by the Board as to the fact and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof;

(iv) if served by advertisement in newspapers in accordance with Article 145, shall be deemed to have been served on the day on which the notice is first published; and

(v) may be given to a member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with the Statutes and other applicable laws, rules and regulations.""

(Signed) David Eldon
Chairman

Company No. 3653(P)

HANG SENG BANK, LIMITED

ORDINARY AND SPECIAL RESOLUTIONS

Passed on 17 April 1996

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Wednesday, 17 April 1996, the following resolutions were passed as Ordinary Resolutions and a Special Resolution:-

AS ORDINARY RESOLUTIONS:

(1) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

(2) "THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant

Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other

arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(3) "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 7 in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

AS A SPECIAL RESOLUTION:

(4) "THAT the Articles of Association of the Company be and they are hereby amended in the following manner, namely:-

(a) Article 12

By the deletion of the words "such sum not exceeding HK$2 as the Directors may from time to time require" in the last two lines and the substitution therefor of the following words "a fee which shall not exceed the maximum fee prescribed or permitted from time to time by The Stock Exchange of Hong Kong Limited and such other stock exchanges on which the shares or other securities of the Company are traded and listed".

(b) Article 26

By the addition of the sentence "For the purpose of this Article, the Board may, on such conditions as the Board may think fit, accept the machine imprinted or mechanically produced signature of the transferor or the transferee as the valid signature of the transferor or the transferee." at the end.

(c) Article 28

(i) By the deletion of the words "not exceeding HK$2" in the first line.

(ii) By the addition of the words "provided always that such fee as from time to time determined by the Company shall not exceed the maximum fee prescribed or permitted from time to time by The Stock Exchange of Hong Kong Limited and such other stock exchanges on which the shares or other securities of the Company are traded and listed" immediately following the word "transfer".

(d) Article 29

(i) By the substitution of the first word "No" by the word "A".

(ii) By the addition of the words "provided always that such fee shall not exceed the maximum fee prescribed or permitted from time to time by The Stock Exchange of Hong Kong Limited and such other stock exchanges on which the shares or other securities of the Company are traded and listed" immediately following the last word "shares".

(e) Article 74

By the addition of the words "(whether or not exceeding two in total)" immediately following the words "more than one proxy" in the third line.

(f) Article 80

By the addition of the following two sentences at the end:

"Where a recognised clearing house within the meaning of the Securities (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) or its nominee is a member of the Company, it or its nominee may authorise such person or persons (whether or not exceeding two in total) as it thinks fit to act as its representative or representatives at any members' general meeting or any meeting of any class of members provided that if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of such recognised clearing house or its nominee as that clearing house or its nominee could exercise if it were an individual member of the Company." "

(Signed) Q W Lee
Chairman

Company No. 3653(P)

HANG SENG BANK, LIMITED

SPECIAL AND ORDINARY RESOLUTIONS

Passed on 19 April 1995

At an Extraordinary General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Wednesday, 19 April 1995, the following resolutions were passed as a Special Resolution and Ordinary Resolutions:-

AS A SPECIAL RESOLUTION:

1. "THAT the Articles of Association of the Company be altered by:

   (a) the adoption of the following new Article 7A immediately after the existing Article 7:-

   "7A. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity is such form as the Board shall think fit with regard to the issue of any such new warrant.";

   (b) the adoption of the following new Article 7B immediately after new Article 7A:-

   "7B. The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such

purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force.";

(c) the deletion of existing Article 132 and the substitution therefor of the following new Article 132:-

"132. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid-up shares, debentures or warrants to subscribe securities of the Company or of any other company, or in any one or more of such ways, and the Board shall give effect to such resolution; and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient and in particular to deal with fractions (including by the issue of fractional certificates, by disregarding fractional entitlements or by rounding fractions up or down or otherwise) and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of members, and may vest any specific assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Board, and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or otherwise as the Board thinks fit. Where requisite, a contract shall be flied in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective."; and

(d) the adoption of the following new Article 132A immediately after new Article 132:-

"132A. (A) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question:

either (i) that members entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that

the members are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (d) below, shall give notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the members;

(c) the right of election accorded to members as aforesaid may be exercised in whole or in part;

(d) the Board may resolve:

    (I) that the right of election accorded to members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (A); and/or

    (II) that a member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of paragraph (A) of this Article.

Provided that a member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect

at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election;

(e) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "Non-Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis;

(f) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph (e) above, and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Directors may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (e) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

or (ii) that members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (d) below, shall give notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the members;

(c) the right of election accorded to members as aforesaid may be exercised in whole or in part;

(d) the Board may resolve:

(I) that the right of election accorded to members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (A); and/or

(II) that a member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of paragraph (A).

Provided that a member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election;

(e) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board

shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

(f) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph (e) above, and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (e) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the fully paid shares then in issue save only as regards participation:-

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any members with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of members in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. "Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where

approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangements principally for the benefit of employees of the Company and/or its subsidiaries which have been approved by the Board.

(F) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the members pursuant to sub-paragraphs (i)(d) and (ii)(d) of paragraph (A) of this Article by giving seven days notice in writing to the relevant members.

(G) The Board may on any occasion determine that rights of election under paragraph (A) of this Article shall not be made available to members who are registered in the register of members, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination.""

AS ORDINARY RESOLUTIONS:

2. "THAT the authorised capital of the Company be increased from HK$10,000 million divided into 2,000 million shares of HK$5.00 each to HK$11,000 million by the creation of 200 million additional shares of HK$5.00 each."

3. "THAT, conditionally upon the passing of Resolution 1 set out in the notice of meeting of which this resolution forms a part:-

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

4. "THAT, conditionally upon the passing of Resolution 2 set out in the notice of meeting of which this resolution forms a part:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 4 in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

(Signed) Q W Lee
Chairman

Company No. 3653(P)

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed on 22 April 1993

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Thursday, 22 April 1993, the following resolution was passed as an Ordinary Resolution:

That:

(a) upon the recommendation of the Directors, it is desirable to capitalise the sum of HK$1,485,770,335 from reserves of the Company and that accordingly the said sum be capitalised and applied in paying up in full 297,154,067 unissued shares of HK$5.00 each of the Company and that such 297,154,067 new shares, credited as fully paid up, be accordingly allotted and issued and distributed to the persons appearing on the Register of Members on 22 April 1993 as the holders of 1,485,770,336 shares of the Company ("the registered shareholders") in the proportion of one such new share for every complete number of five shares of HK$5.00 each then held by such persons respectively;

(b) upon the recommendation of the Directors, it is desirable to capitalise the further sum of HK$742,885,165 from reserves of the Company and that accordingly the said sum be capitalised and applied in paying up in full 148,577,033 unissued shares of HK$5.00 each of the Company and that such 148,577,033 new shares, credited as fully paid up, be accordingly allotted and issued and distributed to the registered shareholders in the proportion of one such new share for every complete number of ten shares of HK$5.00 each then held by such persons respectively;

(c) the new shares to be issued pursuant to this Resolution shall not rank for the final or special dividend payable in respect of the year ended 31 December 1992 but shall rank in all other respects pari passu with the existing issued shares of the Company for all purposes; and

(d) whenever pursuant to such allotments and issues, and distributions provided for by this Resolution any shareholder would become entitled to a fraction of a share, no such fractional shares shall be issued but that new shares representing the aggregate of such fractional entitlements shall be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto.

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Passed on 22 April 1992

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held at the Hong Kong City Hall Concert Hall on Wednesday, 22 April 1992, the following resolutions were passed as Ordinary Resolutions:

1 That the authorised capital of the Company be increased from HK$7,500 million divided into 1,500 million shares of HK$5.00 each to HK$10,000 million by the creation of 500 million additional shares of HK$5.00 each;

2 That:

(a) it is desirable to capitalise a sum of HK$1,485,770,335 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 297,154,067 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 22 April 1992 were registered shareholders of the Company in the proportion of one such new share for every complete number of four of the 1,188,616,269 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1991 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing the aggregate of fractional entitlements be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto.

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed on 25 April 1991

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held at the Hong Kong City Hall Concert Hall on Thursday, 25 April 1991, the following resolution was passed as an Ordinary Resolution:

That:

(a) it is desirable to capitalise a sum of HK$990,513,555 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 198,102,711 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 25 April 1991 were registered shareholders of the Company in the proportion of one such new share for every complete number of five of the 990,513,558 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1990 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing the aggregate of fractional entitlements be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto.

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

SPECIAL AND ORDINARY RESOLUTIONS

Passed on 26 April 1990

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held in the Hang Seng Bank Auditorium at 77 Des Voeux Road Central, 20th Floor, Hong Kong, on Thursday, 26 April 1990, the following resolutions were passed:

as Ordinary Resolutions:

1 That the authorised capital of the Company be increased from HK$5,000 million divided into 1,000 million shares of HK$5.00 each to HK$7,500 million by the creation of 500 million additional shares of HK$5.00 each;

2 That:

(a) it is desirable to capitalise a sum of HK$825,427,965 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 165,085,593 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 26 April 1990 were registered shareholders of the Company in the proportion of one such new share for every complete number of five of the 825,427,965 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1989 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing the aggregate of fractional entitlements be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto;

as a Special Resolution:

3 That the Articles of Association of the Company be and they are hereby amended in the following manner, namely:-

(a) Article 2

By the addition of the following definition after the definition of "Dividend" appearing in the table:-

"Newspaper..... A newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance by the Secretary for Administrative Services and Information."

(b) Article 7

By the addition of the words "the Memorandum of Association and" before the words "these Articles" in the first line.

(c) Article 52(a)

(i) By the deletion of the words "an Extraordinary" in the fifth line and the substitution therefor of the words "a Special";

(ii) By the addition of the words "two" and "at least" before the words "persons" and "one-third" respectively in the eleventh line;

(iii) By the deletion of the last three words in the sixteenth line and the substitution therefor of the words "a holder";

(iv) By the substitution of the word "is" for the word "are" in the seventeenth line;

(v) By the addition of the words "or by proxy" before the words "shall be" in the seventeenth line.

(d) Article 56

(i) By the deletion of the words from the first word up to and including the words "seven days' notice at the least" and the substitution therefor of the following words "Subject to the provisions of the Ordinance relating to Special Resolutions, 21 days' notice at the least for an Annual General Meeting and 14 days' notice at the least for any other General Meeting";

(ii) By the deletion of the words "but inclusive of" in the fourth line and the substitution therefor of the word "and".

(e) Article 63

By the substitution of the figure "10" for the figure "15" in the seventh and eleventh lines.

(f) Article 86(b)

(i) By the deletion of the words "other than a Managing Director" in the nineteenth and twentieth lines;

(ii) By the substitution of the word "materially" for the word "so" before the word "interested" in the twenty-first line;

(iii) By the deletion of the words "subscribe for, guarantee or" in the twenty-third line;

(iv) By the deletion of the words "Director, member or creditor" in the thirtieth line and the substitution therefor of the words "director, officer or executive of such corporation or a member holding, together with any of his Associates (as defined below), a beneficial interest in less than five per cent of the issued shares of any class of such corporation or of the voting rights";

(v) By the addition of the words "at which the Director who is materially interested in such contract, arrangement or transaction does not exercise any voting rights which he would otherwise be entitled to exercise at such General Meeting" after the words "in General Meeting" in the thirty-fourth line;

(vi) By the addition of the following definition immediately after Article 86(b) but before Article 86(c):-

""Associate" or "Associates" in relation to any Director means:-

(i) his spouse and any child or step-child under the age of 21 years of the Director or of his spouse ("family interests"); and

(ii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 35 per cent (or such lower amount as may from time to time be specified in the Takeover Code as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company."

(g) Article 104

By the substitution of the word "seven" for the word "three" in the fourth line.

(h) Article 143

By the addition of the word "Annual" before the words "General Meeting" in the third line and by the substitution of the word "twenty-one" for the word "seven" in the seventh line.

(i) Article 145

By the deletion in its entirety and the substitution therefor of the following as new Article 145:-

"145. A notice or any other document may be served by the Company upon any member personally be delivering or leaving the notice or document concerned at his registered address as appearing in the register of members; or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the register of members, whether in Hong Kong or overseas; or (in the case of a notice) by advertisement in an English language daily newspaper and a Chinese language daily newspaper circulating in Hong Kong."

(j) Article 147

By the deletion in its entirety and the substitution therefor of the following as new Article 147:-

"147. Any member described in the register of members by an address not within Hong Kong may from time to time give the Company an address within Hong Kong at which notices may be served upon him. Such address in Hong Kong shall be the address for the service of all notices and documents by the Company to the member concerned and for the purposes of Articles 145 and 150, such address in Hong Kong shall be deemed for all purposes to be the registered address in the register of members of the member concerned. If no address in Hong Kong is given as above, the address overseas shall be the registered address for service."

(k) Article 150

By the deletion in its entirety and the substitution therefor of the following as new Article 150:-

"150. Any notice if served by advertisement in newspapers as provided for in Article 145 shall be deemed to have been duly served to all the members on the day of such advertisement. Any notice or other document, if served or sent by post, shall be deemed to have been served or delivered at the expiration of forty-eight hours after the letter containing the same is put into post, and in proving such service or sending, it shall be sufficient to prove by a certificate in writing signed by the Secretary or such other person appointed by the Board certifying that the letter containing the notice or

document was properly addressed to the member concerned at his registered address and put into the post office in Hong Kong as a prepaid letter or (in the case of an address outside Hong Kong) by air-mail postage prepaid where air-mail posting from Hong Kong to such place is available."

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed on 28 April 1989

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held in the Hang Seng Bank Auditorium at 77 Des Voeux Road Central, 20th Floor, Hong Kong, on Friday, 28 April 1989, the following resolution was passed as an Ordinary Resolution:

That:

(a) it is desirable to capitalise a sum of HK$687,856,635 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 137,571,327 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 28 April 1989 were registered shareholders of the Company in the proportion of one such new share for every complete number of five of the 687,856,638 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1988 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing fractions be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto.

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed on 29 April 1988

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held in the Hang Seng Bank Auditorium at 77 Des Voeux Road Central, 20th Floor, Hong Kong, on Friday, 29 April 1988, the following resolution was passed as an Ordinary Resolution:

That:

(a) it is desirable to capitalise a sum of HK$687,856,635 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 137,571,327 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 29 April 1988 were registered shareholders of the Company in the proportion of one such new share for every complete number of four of the 550,285,311 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1987 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing fractions be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto.

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Passed on 29 April 1987

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held in the Hang Seng Bank Auditorium at 77 Des Voeux Road Central, 20th Floor, Hong Kong, on Wednesday, 29 April 1987, the following resolutions were passed as Ordinary Resolutions:

1 That the authorised capital of the Company be increased from HK$3,000 million divided into 600 million shares of HK$5.00 each to HK$5,000 million by the creation of 400 million additional shares of HK$5.00 each;

2 That:

(a) it is desirable to capitalise a sum of HK$917,142,185 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 183,428,437 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 29 April 1987 were registered shareholders of the Company in the proportion of one such new share for every complete number of two of the 366,856,874 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1986 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing fractions be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto.

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

SPECIAL AND ORDINARY RESOLUTIONS

Passed on 29 April 1986

At the Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held in the Hang Seng Bank Auditorium at 77 Des Voeux Road Central, 20th Floor, Hong Kong, on Tuesday, 29 April 1986, the following resolutions were passed:

as Ordinary Resolutions:

1 That the authorised capital of the Company be increased from HK$2,000 million divided into 400 million shares of HK$5.00 each to HK$3,000 million by the creation of 200 million additional shares of HK$5.00 each;

2 That:

(a) it is desirable to capitalise a sum of HK$305,714,060 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 61,142,812 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 29 April 1986 were registered shareholders of the Company in the proportion of one such new share for every complete number of five of the 305,714,062 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1985 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing fractions be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto;

as a Special Resolution:

3 That the Articles of Association of the Company be and they are hereby amended in the following manner, namely:-

(a) By the insertion of the following definition after the definition of "The Seal" appearing in the table in Article 2:-
"The Official Seal ..... The official seal adopted pursuant to Article 125(b)."

(b) By the addition of the word "Official" before the word "Seal" in the fourth line and the final line of Article 11.

(c) By the deletion of the word "seal" in the ninth line of Article 43 and the substitution therefor of the words "Official Seal".

(d) By the addition of the words "AND THE OFFICIAL SEAL" after the words "THE SEAL" in the heading before Article 125.

(e) By the deletion in its entirety of Article 125 and the substitution therefor of the following as new Article 125:-

"125(a) The Board shall provide for the safe custody of the Seal, and the Seal shall not be used without the prior authority of the Board, and two members of the Board or one member of the Board together with one other person so appointed by the Board shall sign every instrument to which the Seal is affixed. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

(b) The Company shall have, for use for sealing share certificates issued by the Company and such other documents constituting securities to be issued by the Company as the Board may from time to time approve (in this Article referred to as an "Authorised Document"), an Official Seal which is a facsimile of the Seal of the Company with the addition on its face of the word "securities". No signature of any director, officer or any other person and no mechanical reproduction thereof shall be required on any of the Company's share certificates or Authorised Documents and every share certificate and Authorised Document to which such Official Seal is affixed shall be valid and shall be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction thereof as aforesaid."

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed on 26 April 1985

At an Annual General Meeting of the Shareholders of Hang Seng Bank, Limited, duly convened and held in the Hang Seng Bank Auditorium at 77 Des Voeux Road Central, 20th Floor, Hong Kong, on Friday, 26 April 1985, the following resolution was passed as an Ordinary Resolution:-

"That:

(a) it is desirable to capitalise a sum of HK$138,960,935 from the general reserve of the Company and that accordingly the said sum be capitalised and applied in payment in full for 27,792,187 unissued shares of the Company of HK$5.00 each;

(b) such new shares, credited as fully paid up, be accordingly issued and allotted and distributed to the shareholders who on 26 April 1985 were registered shareholders of the Company in the proportion of one such new share for every complete number of ten of the 277,921,875 shares then held by them respectively;

(c) such new shares shall not rank for any final dividend payable in respect of the year ended 31 December 1984 but shall rank in all other respects pari passu with the existing issued shares of the Company; and

(d) no fractional new shares shall be issued but that new shares representing fractions be disposed of by the Directors and the net proceeds distributed to the shareholders entitled thereto."

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed the 16th day of April, 1984

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Monday, the 16th day of April, 1984, the following resolution was passed as Ordinary Resolution:-

"That it is desirable to capitalise a sum of $126,328,125.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $126,328,125.- be capitalised and be applied on behalf of the persons who on the 16th day of April, 1984 are registered as the holders of the 252,656,250 issued shares of $5.- each of the Company in payment in full for 25,265,625 unissued shares of the Company of $5.- each and that such 25,265,625 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $5.- each for every complete number of ten of the said 252,656,250 issued shares of $5.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1984 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1983) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) Q W Lee
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed the 11th day of April, 1983

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the City Hall, Hong Kong on Monday, the 11th day of April, 1983, the following resolution was passed as Ordinary Resolution:-

"(i) That it is desirable to capitalise a sum of $180,468,750 being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $180,468,750 be capitalised and be applied on behalf of the persons who on the 11th day of April, 1983 are registered as the holders of the 180,468,750 issued shares of $5 each of the Company in payment in full for 36,093,750 unissued shares of the Company of $5 each and that such 36,093,750 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $5 each for every complete number of five of the said 180,468,750 issued shares of $5 each then held by such persons respectively;

(ii) that to mark the Bank's Golden Jubilee a sum of $180,468,750 from the General Reserve Fund be capitalised and applied in payment in full for 36,093,750 unissued shares of the Company of $5 each, to be issued and allotted to shareholders registered on 11 April 1983 in the proportion of one such new share for every complete number of five of the said 180,468,750 issued shares then held by them respectively;

(iii) that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1983 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1982) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Passed the 8th day of April, 1982

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Thursday, the 8th day of April, 1982, the following resolutions were passed as Ordinary Resolutions:-

1. That the nominal capital of the Company be increased from HK$800,000,000.-, divided into 160,000,000 shares of HK$5.- each, to HK$2,000,000,000.- by the creation of 240,000,000 additional shares of HK$5.- each.

2. That it is desirable to capitalise a sum of $180,468,750.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $180,468,750.- be capitalised and be applied on behalf of the persons who on the 8th day of April, 1982 are registered as the holders of the 144,375,000 issued shares of $5.- each of the Company in payment in full for 36,093,750 unissued shares of the Company of $5.- each and that such 36,093,750 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $5.- each for every complete number of four of the said 144,375,000 issued shares of $5.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1982 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1981) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto.

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed the 2nd day of April, 1981

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Thursday, the 2nd day of April, 1981, the following resolution was passed as Ordinary Resolution:-

"That it is desirable to capitalise a sum of $240,625,000.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $240,625,000.- be capitalised and be applied on behalf of the persons who on the 2nd day of April, 1981 are registered as the holders of the 96,250,000 issued shares of $5.- each of the Company in payment in full for 48,125,000 unissued shares of the Company of $5.- each and that such 48,125,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $5.- each for every complete number of two of the said 96,250,000 issued shares of $5.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1981 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1980) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Passed the 28th day of March, 1980

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Friday, the 28th day of March, 1980, the following resolutions were passed as Ordinary Resolutions:-

1. That the nominal capital of the Company be increased from HK$400,000,000.-, divided into 80,000,000 shares of HK$5.- each, to HK$800,000,000.- by the creation of 80,000,000 additional shares of HK$5.- each.

2. That it is desirable to capitalise a sum of $120,312,500.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $120,312,500.- be capitalised and be applied on behalf of the persons who on the 28th day of March, 1980 are registered as the holders of the 72,187,500 issued shares of $5.- each of the Company in payment in full for 24,062,500 unissued shares of the Company of $5.- each and that such 24,062,500 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $5.- each for every complete number of three of the said 72,187,500 issued shares of $5.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1980 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1979) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto.

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Passed the 10th day of April, 1979

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Tuesday, the 10th day of April, 1979, the following resolutions were passed as Ordinary Resolutions:-

1. That it is desirable to capitalise a sum of $72,187,500.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $72,187,500.- be capitalised and be applied on behalf of the persons who on the 10th day of April, 1979 are registered as the holders of the 28,875,000 issued shares of $10.- each of the Company in payment in full for 7,218,750 unissued shares of the Company of $10.- each and that such 7,218,750 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $10.- each for every complete number of four of the said 28,875,000 issued shares of $10.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1979 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1978) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto.

2. That each of the $10.- shares (whether issued or unissued) in the capital of the Company be subdivided into two shares of $5.- each.

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed the 7th day of April, 1978

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Friday, the 7th day of April, 1978, the following resolution was passed as Ordinary Resolution:-

"That it is desirable to capitalise a sum of $82,500,000.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $82,500,000.- be capitalised and be applied on behalf of the persons who on the 7th day of April, 1978 are registered as the holders of the 20,625,000 issued shares of $10.- each of the Company in payment in full for 8,250,000 unissued shares of the Company of $10.- each and that such 8,250,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of two such new shares of $10.- each for every complete number of five of the said 20,625,000 issued shares of $10.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1978 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1977) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Passed the 30th day of March, 1977

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Wednesday, the 30th day of March, 1977, the following resolutions were passed as Ordinary Resolutions:-

1. That the capital of the Company be increased from HK$200,000,000.-, divided into 20,000,000 shares of HK$10.- each, to HK$400,000,000.- by the creation of 20,000,000 additional shares of HK$10.- each.

2. That it is desirable to capitalise a sum of $41,250,000.- being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $41,250,000.- be capitalised and be applied on behalf of the persons who on the 30th day of March, 1977 are registered as the holders of the 16,500,000 issued shares of $10.- each of the Company in payment in full for 4,125,000 unissued shares of the Company of $10.- each and that such 4,125,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $10.- each for every complete number of four of the said 16,500,000 issued shares of $10.- each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1977 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1976) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto.

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed the 19th day of March, 1976

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Friday, the 19th day of March, 1976, the following resolution was passed as Ordinary Resolution:-

"That it is desirable to capitalise a sum of $33,000,000.00 being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $33,000,000.00 be capitalised and be applied on behalf of the persons who on the 19th day of March, 1976 are registered as the holders of the 13,200,000 issued shares of $10.00 each of the Company in payment in full for 3,300,000 unissued shares of the Company of $10.00 each and that such 3,300,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $10.00 each for every complete number of four of the said 13,200,000 issued shares of $10.00 each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1976 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1975) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTION

Passed the 19th day of March, 1974

At an Annual General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Tuesday, the 19th day of March, 1974, the following resolution was passed as Ordinary Resolution:-

"That it is desirable to capitalise a sum of $12,000,000.00 being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $12,000,000.00 be capitalised and be applied on behalf of the persons who on the 19th day of March, 1974 are registered as the holders of the 12,000,000 issued shares of $10.00 each of the Company in payment in full for 1,200,000 unissued shares of the Company of $10.00 each and that such 1,200,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $10.00 each for every complete number of ten of the said 12,000,000 issued shares of $10.00 each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1974 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1973) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

ORDINARY RESOLUTIONS

Pursuant to Section 117(1) of the Companies Ordinance, Cap. 32

Passed the 3rd day of March, 1973

At an Extraordinary General Meeting of the members of Hang Seng Bank, Limited, duly convened and held at the Auditorium on the 20th Floor of the Bank Building, 77 Des Voeux Road Central, Hong Kong, on Saturday, the 3rd day of March, 1973, the following resolutions were passed as Ordinary Resolutions:-

(1) "That the capital of the Company be increased from $100,000,000.00 Hong Kong currency, divided into 10,000,000 shares of $10.00 Hong Kong currency each, to $200,000,000.00 Hong Kong currency by the creation of 10,000,000 additional shares of $10.00 Hong Kong currency each."

(2) "That it is desirable to capitalise a sum of $20,000,000.00 being part of the amount standing to the credit of the General Reserve Fund and accordingly that the said sum of $20,000,000.00 be capitalised and be applied on behalf of the persons who on the 3rd day of March, 1973 are registered as the holders of the 10,000,000 issued shares of $10.00 each of the Company in payment in full for 2,000,000 unissued shares of the Company of $10.00 each and that such 2,000,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of two such new shares of $10.00 each for every complete number of ten of the said 10,000,000 issued shares of $10.00 each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January, 1973 (but not so as to entitle them to participate in any dividend payable in respect of the year ending on the 31st day of December, 1972) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

SPECIAL RESOLUTION

Pursuant to Section 117(1) of the Companies Ordinance, Cap. 32

Passed the 1st day of May, 1972

At an Extraordinary General Meeting of members of Hang Seng Bank, Limited, duly convened and held at No. 77, Des Voeux Road Central, Victoria in the Colony of Hong Kong, on Monday, the 1st day of May, 1972, the following resolution was passed as a Special Resolution:-

"That the regulations contained in the printed document submitted to the meeting, and for the purpose of identification subscribed by the Chairman thereof, be approved and adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, all the existing Articles thereof."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

SPECIAL & ORDINARY RESOLUTIONS

Pursuant to Section 117(1) of the Companies Ordinance, Cap. 32

Passed the 14th day of March, 1972

At an Extraordinary General Meeting of members of Hang Seng Bank, Limited, duly convened and held at No. 77 Des Voeux Road Central, Victoria in the Colony of Hong Kong on Tuesday, the 14th day of March, 1972, the following resolutions were passed as Special and Ordinary Resolutions:-

SPECIAL RESOLUTION

A. "That the distinctive numbers of shares of the Company, whether issued or unissued, be abolished with effect from the 14th day of March 1972 and such shares shall not retain any distinctive numbers whatsoever as from the said 14th day of March 1972."

ORDINARY RESOLUTIONS

B. (1) "That each of the $100.00 shares (whether issued or unissued) in the capital of the Company be subdivided into 10 shares of $10.00 each."

(2) "That it is desirable to capitalise the sum of $15,000,000.00 being part of the amount standing to the credit of the General Reserve Account and accordingly that the said sum of $15,000,000.00 be capitalised and distributed among the members of the Company on the footing that they become entitled thereto as capital and that such capital sum be applied on behalf of the persons who on the 14th day of March 1972 are registered as the holders of the 4,500,000 issued shares of $10.00 each (which will replace the 450,000 issued shares of $100.00 each prior to their subdivision in pursuance of the Ordinary Resolution B(1) aforesaid) of the Company in payment in full for 1,500,000 unissued shares of the Company of $10.00 each and that such 1,500,000 shares credited as fully paid up be accordingly issued and allotted to such persons respectively in the proportion of one such new share of $10.00 each for every three of the said 4,500,000 shares of $10.00 each then held by such persons respectively and that the shares so allotted shall be treated for all purposes as an increase of the nominal amount of the capital of the Company held by each such member, and not as income, and further that such shares shall rank for all dividends as from the 1st day of January 1972 (but not so as to entitle them to participate in

any dividend payable in respect of the year ending on the 31st day of December 1971) and in all other respects pari passu with the issued shares of the Company and that no fractional shares shall be issued, but that shares representing fractions be disposed of by the Directors and the net proceeds distributed to the members entitled thereto."

C. "That 4,000,000 further shares of $10.00 each of the Company be offered at par to the members of the Company who immediately after the allotment of the bonus shares in pursuance of the Ordinary Resolution B(2) aforesaid are the holders of the 6,000,000 issued shares of $10.00 each of the Company (which comprise the 4,500,000 issued shares of $10.00 each as replacement for the 450,000 issued shares of $100.00 each in pursuance of the Ordinary Resolution B(1) aforesaid and the 1,500,000 bonus shares in pursuance of the Ordinary Resolution B(2) aforesaid) so that each member shall be entitled to apply for, and take up, two new shares for every three shares then held, the amount of $10.00 per share being payable in full upon application on or before the 15th day of April 1972 and that such new shares shall rank for all dividends as from the 1st day of January 1972 (but not so as to entitle them to participate in any dividend payable in respect of the year ending the 31st day of December 1971) and in all other respects pari passu with the issued shares of the Company and that the Directors be empowered to dispose of any share not taken up by members of the Company on or before the 15th day of April 1972 upon such terms and conditions as the Directors may consider expedient and that no fractional shares shall be offered but that shares representing fractions be disposed of by the Directors and the net proceeds after deducting $10.00 per share and the expenses of sale or distribution (if any) will be distributed to the members entitled thereto."

(Signed) S. H. Ho
Chairman

HANG SENG BANK, LIMITED

SPECIAL RESOLUTION

Pursuant to Section 116(2) and filed pursuant to Section 117(1)

Passed the 17th day of February, 1960

At an Extraordinary General Meeting of members of HANG SENG BANK, LIMITED, duly convened and held at Nos. 161-167 Queen's Road Central, Victoria, Hong Kong, on Wednesday, the 17th day of February, 1960, the following resolution was passed as Special Resolution:-

"That the Company henceforth be a public company and that the regulations contained in the printed document submitted to the meeting and for the purpose of identification subscribed by the Chairman thereof be approved and adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, all the existing Articles."

(Signed) S. H. Ho
Chairman

THE COMPANIES ORDINANCE

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

HANG SENG BANK, LIMITED
(恒 生 銀 行 有 限 公 司)

First. — The name of the Company is "HANG SENG BANK, LIMITED (恒生銀行有限公司)".

Second. — The registered office of the Company will be situate in the Colony of Hong Kong.

Third. — The objects for which the Company is established are:-

(a) To acquire and take over as a going concern the business now carried on at No. 181, Queen's Road Central, Victoria, in the Colony of Hong Kong, under the style or firm name of "HANG SENG BANK", and all or any of the assets and liabilities of the partners of that business in connection therewith, and with a view thereto to enter into the agreement referred to in Clause 3 of the Company's Articles of Association and to carry the same into effect with or without modification. To acquire business.

(b) To carry on the business of banking in all its branches and departments, including exchange banking and business; the borrowing, raising or taking up money; the lending or advancing money, securities and property on such terms as may be thought fit; the discounting, buying, selling and dealing in bills of Banking.

exchange, promissory notes, coupons, drafts, bills of lading, exchanges, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable, or not, the granting and issuing of letters of credit and circular notes; the buying, selling and dealing in bullion and specie; the acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds; the acquisition, holding and dealing with movable and immovable property of all kinds; the negotiating of loans and advances; the receiving of money and valuables on deposit, or for safe custody, or otherwise; the issuance of deposit or other receipts or acknowledgments either in a negotiable or transferable form or otherwise in respect of moneys deposited; the issuance of demand drafts negotiable or transferable or otherwise; the collecting and transmitting of money and securities; the carrying on of a savings bank; the establishment of branches or agencies throughout the world; the managing of property; and transacting all kinds of agency business commonly transacted by bankers.

Financiers capitalists, etc.

(c) To carry on business as capitalists, financiers, industrialists, concessionaires and general merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

To establish etc., factories.

(d) To establish, own, maintain and operate factories of all descriptions and kinds.

To carry on other businesses.

(e) To carry on any other businesses, which may seem to the Company capable of being conveniently carried on in connection with the businesses referred to in paragraph *(a)* and *(b)* above, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

To purchase other businesses.

(f) To acquire, and undertake the whole or any part of the business, property, and liabilities of any person firm or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of this Company.

To enter into partnership, etc.

(g) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession, or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in, any business or

transaction, which this Company is authorized to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company. And to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company and to sell, hold, reissue, with or without guarantee, or otherwise deal with the same.

(h) To take or otherwise acquire, and hold shares in any other company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

To take shares in other companies.

(i) To enter into any arrangements with any governments or authorities supreme, municipal, local or otherwise, that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority, any rights, privileges, and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

To make arrangements with authorities.

(j) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general or useful object.

To benefit employees, etc.

(k) To promote any company or companies for the purpose of acquiring all or any of the property, rights and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

To promote companies.

(l) Generally to purchase, take on lease or in exchange, hire or otherwise acquire, any real and personal property, and any rights or privileges which the Company may think necessary or convenient for the purpose of its business and in particular any land, buildings, easements, machinery, plant and stock-in trade.

To purchase property, etc.

To carry on business of godown-keepers.

(m) To hire, purchase, erect, or otherwise acquire godown or godowns for any of the purposes of the Company and to carry on the business of godown-keepers or warehousemen.

To construct buildings.

(n) To construct, maintain and alter any buildings or works, necessary or convenient for the purposes of the Company.

To invest.

(o) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

To advance moneys.

(p) To advance, deposit or lend money, securities and property to or with such persons and on such terms as may seem expedient and either with or without security and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts of any such persons.

To guarantee.

(q) To guarantee or become liable for the payment of money or for the performance of any obligations, and to transact all kinds of trust and agency business.

To borrow, &c.

(r) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, perpetual or otherwise, charged upon all or any of the Company's property (both present and future) including its uncalled capital, and to purchase, redeem or pay off any such securities.

To remunerate.

(s) To remunerate any person or company for services rendered, or to be rendered, in the conduct of its business.

To accept bills, &c.

(t) To draw, make, accept, indorse, discount, execute, and issue promissory notes, bills of exchange, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

To discount, buy, sell bills, &c.

(u) To discount, sell and deal in bills, bonds, notes, warrants, coupons, drafts and other negotiable or transferable securities or documents.

To act as trustee.

(v) To undertake and execute any trusts the undertaking whereof may seem desirable, and also to undertake the office of executors, administrator, receiver, treasurer or registrar, and to keep for any company, government,

authority or body any register relating to any stocks, funds, shares or securities, or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(w) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of the Company. Sale of undertaking.

(x) To obtain any provisional order or ordinance for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any legislation, proposals, proceedings, schemes or applications whether of a like nature to those previously indicated in this paragraph or not which may seem calculated directly or indirectly to prejudice the Company's interest. To obtain order or ordinance.

(y) To procure the Company to be registered or recognized in any country or place outside Hong Kong. Registration outside Hong Kong.

(z) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any part of the property and rights of the Company. To sell, &c.

(aa) To purchase or otherwise acquire, and to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with property and rights of all kinds, and in particular mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, book debts, business concerns and undertakings and claims, privileges and choses in action of all kinds. To purchase, sell, &c.

(bb) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Company and to obtain and justify public confidence, and to avert or minimise financial disturbances which might affect the Company. To uphold credit of company.

(cc) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees, or otherwise, and by or through trustees, agents, or otherwise, and either alone or in conjunction with other or others. To do any of the above things in any part of the world.

General.

(dd) To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

Interpretation.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and wheresoever domiciled, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

Fourth. — The liability of the members of the Company is limited.

Capital of the Company.

Fifth. — The capital of the Company is HK$11,000,000,000.00 Hong Kong Currency, divided into 2,200,000,000 shares of HK$5.00 each.*

Increase of Capital, &c.

Sixth. — The capital of the Company may be increased, and any of the original shares and any new shares, from time to time to be created may, from time to time, be divided into such classes with such preferential, deferred, or special rights, privileges, or conditions and other special incidents as may be prescribed or determined upon by or in accordance with the Articles of Association and Regulations of the Company for the time being or otherwise.

Dividends may be paid in cash or by the distribution of specific assets or otherwise as provided by the Articles of Association of the Company and/or Regulations of the Company for the time being or otherwise.

Permanent Directors.

Seventh. — Ho Sin Hang (何善衡), Leung Chik Wai (梁植偉) and Ho Tim (何添) shall be Permanent Directors of the Company and each of them shall be entitled to hold office for life, or until he ceases to hold 10 shares in the Company, or until he vacates office by death, resignation, or otherwise, and the provisions in Article 92 of the accompanying Articles of Association shall be deemed to be incorporated in this paragraph, and shall have effect accordingly.

**Amended, 14.10.1959; 28.12.1959; 30.12.1966; 14.3.1972; 3.3.1973; 30.3.1977; 10.4.1979; 28.3.1980; 8.4.1982; 29.4.1986; 29.4.1987; 26.4.1990; 22.4.1992 and 19.4.1995.*

We, the several persons whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
Ho Sin Hang No. 10, Dragon Terrace, 1st floor, Hong Kong. Banker	One
Ho Tim No. 43, Village Road, 1st floor, Hong Kong. Banker	One
Total Number of Shares Taken	Two

Dated this 3rd day of December 1952.

Witness to the above signatures:

(Signed) C. Y. Kwan
Solicitor,
Hong Kong.

THE COMPANIES ORDINANCE

Company Limited by Shares

ARTICLES OF ASSOCIATION

(Reprinted in November 2005 embodying all alterations subsequent to the adoption of the Articles of Association on 1st May 1972)

OF

HANG SENG BANK, LIMITED
(恒 生 銀 行 有 限 公 司)

TABLE A EXCLUDED

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company but the following shall be the Articles of Association of the Company.

INTERPRETATION

2. In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context -

Words	**Meanings**
The Company ----	HANG SENG BANK, LIMITED.

Words		MEANINGS
The Ordinance or the Companies Ordinance		The Companies Ordinance, Chapter 32 of the Laws of Hong Kong.
The Statutes	----	The Companies Ordinance, Chapter 32 of the Laws of Hong Kong, and every other Ordinance for the time being in force and affecting the Company.
These Articles	----	These Articles of Association, as originally framed or as altered from time to time by Special Resolution.
The Board	----	The Board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present.
The Office	----	The registered office for the time being of the Company.
The Seal	----	The common seal of the Company.
The Official Seal	----	The official seal adopted pursuant to Article 125(b). *(Added, 29.4.1986)*
Month	----	Calendar month.
Paid up	----	Paid up or credited as paid up.
Dividend	----	Dividend and/or cash bonus.
Newspaper	----	A newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance by the Secretary for Administrative Services and Information. *(Added, 26.4.1990)*
Electronic communication	----	A communication sent by electronic transmission in any form through any medium. *(Added, 22.4.2003)*

Writing or printing shall include writing, printing, lithography, photography, typewriting, photocopies, telecopier messages and every other mode of representing words or figures in a visible form (including an electronic communication). *(Replaced, 22.4.2003)*

Words importing the singular number only shall include the plural number and *vice versa*.

Words importing the masculine gender only shall include the feminine gender; and

Words importing persons shall include corporations, and the expressions "share" and "shareholder" shall include stock and stockholder, and the expressions "debenture" and "debenture-holder" shall include debenture stock and debenture stockholder, and the expression "Secretary" shall (subject to the provisions of the Statutes) include a temporary or Assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary.

Reference to any section or provision of the Statutes shall, if not inconsistent with the subject or context, include any corresponding or substituted section or the provision of any Statute amending, consolidating or replacing such Statutes.

Subject as aforesaid any words or expressions defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meanings in these Articles.

References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not. *(Added, 22.4.2003)*

BUSINESS

3. Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the Board at such time or times as it shall think fit, and further may be suffered by it to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the Board may deem it expedient not to commence or proceed with the same.

4. The Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

5. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company nor shall the Company make a loan for any purpose whatsoever on the security of its shares but nothing in this Article shall prohibit transactions not prohibited by the Statutes.

This Article shall not prejudicially affect the power of the Company to enforce repayment of any loans to members of the Company or to exercise the lien conferred by Article 13.

SHARES

6. The capital of the Company at the date of the adoption of these Articles of Association is HK$100,000,000 divided into 10,000,000 Ordinary Shares of HK$10 each.

7. Subject to the provisions of the Memorandum of Association and these Articles the shares (whether forming part of the initial capital or not) shall be under the control of the Board which may allot and issue the same to such persons (including any Director) on such terms and conditions and at such times as it shall think fit, but so that no shares shall be issued at a discount except in accordance with the Statutes. Without prejudice to any special rights previously conferred on the holders of the existing shares, any share may be issued with such preferential, deferred, qualified, or other special rights, privileges or conditions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by resolution determine. Any Preference Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed. *(Amended, 26.4.1990)*

7A. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant. *(Added, 19.4.1995)*

7B. The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force. *(Added, 19.4.1995)*

8. The Company (or the Board on behalf of the Company) may pay to any person a commission in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company: Provided that such commission shall not exceed 10 per cent of the price at which such shares are issued or an amount equivalent to such percentage; and the requirements of the Statutes shall be observed. Any such commission may be satisfied in fully paid shares of the Company. The Company (or the Board on behalf of the Company) may also on any issue of shares pay such brokerage as may be lawful.

9. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys payable in respect of such share, and the Company shall not be bound to register more than four persons as joint holders of any share but such power shall not apply to the legal personal representative of a deceased member.

10. No person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder, except as by these Articles otherwise expressly provided or as by Statute required or pursuant to any Order of Court.

11. Every member shall be entitled, without payment, to receive within ten business days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide or within such other period as The Stock Exchange of Hong Kong Limited may from time to time prescribe in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) one certificate or one series of certificates under the Official Seal for all the shares registered in his name, and the amount paid up thereon: Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate or one series of certificates to all the joint holders, and delivery of such certificate or series of certificates to any one of them shall be sufficient delivery to all: Provided also that where a member has sold or otherwise transferred part only of the shares comprised in his certificate he shall be entitled without charge to a certificate for the balance of his shares: Provided also that a share certificate shall, if sent by post, be at the risk of the member(s) in whose name(s) the shares are registered and the Company shall be under no liability to such member(s) in the event of loss or non-delivery of a certificate if it is proved that the letter containing the certificate was properly addressed and posted as a prepaid letter. Every share certificate shall be issued under the Official Seal. In this Article, "business day" means any day on which a recognized stock market (as defined in the Companies Ordinance) is open for the business of dealing in securities. *(Amended, 29.4.1986 and 21.4.2005)*

12. If any share certificate shall be defaced, worn out, destroyed or lost, a new share certificate may be issued to replace it on such evidence being produced and such indemnity (if any) being given as the Board shall require, and on payment of the out-of-pocket expenses of the Company of investigating such evidence and (in case of defacement or wearing out) on delivery up of the old certificate, and on payment of a fee which shall not exceed the maximum fee prescribed or permitted from time to time by The Stock Exchange of Hong Kong Limited and such other stock exchanges on which the shares or other securities of the Company are traded and listed. *(Amended, 17.4.1996)*

LIEN ON SHARES

13. The Company shall have a first and paramount lien upon every share (not being a fully paid up share) registered in the name of any member, either alone or jointly with any other person, for his debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company, whether the period for the

payment, fulfilment or discharge thereof shall have actually arrived or not, and such lien shall extend to all dividends from time to time declared in respect of every such share. But the Board may at any time declare any share to be exempt, wholly or partially, from the provisions of this Article.

14. The Board may sell all or any of the shares subject to any such lien at such time or times and in such manner as it may think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on such member or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for fourteen days after such notice.

15. To give effect to any such sale as aforesaid, the Board may authorise some person to transfer the shares sold to the purchaser and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

16. The net proceeds of any such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

CALLS ON SHARES

17. The Board may, subject to the provisions of these Articles, from time to time make such calls upon the members in respect of all moneys unpaid on their shares as it may think fit, provided that fourteen days' notice at least is given of each call and each member shall be liable to pay the amount of every call so made upon him to the persons, by the instalments (if any) and at the times and places appointed by the Board.

18. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed and may be required to be paid by instalments.

19. The joint holders of a share shall be jointly and severally liable to the payment of all calls and instalments in respect thereof.

20. If before or on the day appointed for payment thereof a call or an instalment payable in respect of a share is not paid, the person from whom the same is due shall pay interest on the amount of the call or instalment at such rate not exceeding 10 per cent per annum as the Board shall fix from the day appointed for payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

21. No member shall be entitled to receive any dividend or to be present and vote at any General Meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses of the Company that may have accrued by reason of such non-payment (if any).

22. Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall, for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other the relevant provisions of these Articles shall apply as if such sum were a call duly made and notified as hereby provided.

23. The Board may, from time to time, make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

24. The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys due upon his shares beyond the sums actually called up thereon, and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Board may pay or allow such interest as may be agreed between it and such member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. The Board may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

TRANSFER OF SHARES

25. Subject to such of the restrictions of these regulations as may be applicable any member may transfer all or any of his shares by instrument in writing in the usual common form, or in such other form as the Board shall from time to time approve, which must be left at the Office or such other place as the Board shall determine, accompanied by the certificate of the shares to be transferred and such other evidence (if any) as the Board may require to prove the title of the intending transferor. Every transfer must be in respect of only one class of shares.

26. The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof. For the purpose of this Article, the Board may, on such conditions as

the Board may think fit, accept the machine imprinted or mechanically produced signature of the transferor or the transferee as the valid signature of the transferor or the transferee. *(Amended, 17.4.1996)*

27. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, and it may also refuse to register any transfer of shares (a) on which the Company has a lien or (b) in favour of more than four joint transferees or (c) in favour of a minor or a person of unsound mind or under other legal disability or (d) which has not been duly stamped (if required). If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal, as required by the Statutes. *(Amended, 21.4.2005)*

28. A fee shall be charged for registration of a transfer provided always that such fee as from time to time determined by the Company shall not exceed the maximum fee prescribed or permitted from time to time by The Stock Exchange of Hong Kong Limited and such other stock exchanges on which the shares or other securities of the Company are traded and listed. *(Amended, 17.4.1996)*

29. A fee shall be charged on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument relating to or affecting the title to any shares provided always that such fee shall not exceed the maximum fee prescribed or permitted from time to time by The Stock Exchange of Hong Kong Limited and such other stock exchanges on which the shares or other securities of the Company are traded and listed. *(Amended, 17.4.1996)*

30. The registration of transfers may be suspended at such times and for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any year.

TRANSMISSION OF SHARES

31. In the case of the death of a member, the survivors or survivor, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

32. Subject to the provisions of these Articles, any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

33. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by executing a transfer of such share to such person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

34. A person entitled to a share by transmission shall be entitled to receive, and may give a discharge for, any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or save as aforesaid, to exercise any of the rights or privileges of a member, unless and until he shall become a member in respect of the share.

FORFEITURE OF SHARES

35. If a member fails to pay the whole or any part of any call or instalment of a call on or before the day appointed for the payment thereof, the Board may at any time thereafter, during such time as the call or instalment or any part thereof remains unpaid, serve a notice on him or on the person entitled to the share by transmission requiring him to pay such call or instalment, or such part thereof as remains unpaid, together with interest at such rate not exceeding 10 per cent per annum as the Board shall determine, and any expenses that may have accrued by reason of such non-payment.

36. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which such call or instalment, or such part as aforesaid and all interest and expenses that have accrued by reason of such non-payment, are to be paid. It shall also name the place where the payment is to be made, and shall state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

37. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

38. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the register of members opposite to the share; but the provisions of this Article are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

39. Notwithstanding any such forfeiture as aforesaid, the Board may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as it shall see fit.

40. Every share which shall be forfeited may be sold, re-allotted, or otherwise disposed of, either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Board shall think fit, and the Board may, if necessary, authorise some person to transfer the same to such other person as aforesaid.

41. A shareholder whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company, all calls made and not paid on such shares at the time of forfeiture, interest thereon to the date of payment and expenses of the Company that may have accrued by reason of such non-payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture without any deduction or allowance for the value of the shares at the time of forfeiture.

42. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

43. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share has been duly forfeited in pursuance of these Articles, and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate for the share under the Official Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and (subject to the execution of any necessary transfer) such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share. *(Amended, 29.4.1986)*

CONVERSION OF SHARES INTO STOCK

44. The Company may by Ordinary Resolution convert any paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination.

45. The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same regulations, as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit; and the Board may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

46. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters, and be subject to the same provisions of these Articles as if they held the shares from which the stock arose, but no such privilege or advantage shall be conferred by an amount of stock which would not, if existing in shares, have conferred that privilege or advantage.

47. Such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock.

ALTERATIONS OF CAPITAL

48. The Company may from time to time by Ordinary Resolution -

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(c) sub-divide its shares or any of them into shares of smaller amount than is fixed by its Memorandum of Association subject nevertheless to the provisions of the Statutes, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares;

and by Special Resolution —

(*d*) reduce its share capital or any capital redemption reserve fund in any manner authorised and subject to any conditions prescribed by the Statutes.

INCREASE OF CAPITAL

49. The Company in General Meeting may from time to time, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully called up or not, by Ordinary Resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and to carry such preferential, deferred, qualified or other special rights or privileges (if any), or to be subject to such conditions or restrictions (if any), in regard to dividend, return of capital, voting or otherwise as the General Meeting resolving upon such increase directs.

50. Subject to any provisions made by the Company when resolving on the increase of capital, the new shares shall be at the disposal of the Board in accordance with Article 7 hereof.

51. Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital of the Company, and shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

MODIFICATION OF CLASS RIGHTS

52. (*a*) All or any of the rights or privileges for the time being attached to any shares or class of shares in the capital of the Company may, either with the consent in writing of the holders of not less than three-fourths of the issued shares of the class, or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise), be varied or abrogated. All the provisions hereinafter contained as to General Meetings shall *mutatis mutandis* apply to every such meeting, but so that the quorum thereat shall be two persons holding or representing by proxy at least one-third of the capital paid up on the issued shares of the class, and that each holder of shares of the class, present in person or by proxy, shall on a poll be entitled to one vote for each share of the class held by him, and if at any adjourned meeting of such holders such quorum as aforesaid is not present a holder of shares of the class who is personally present or by proxy shall be a quorum. The Board shall comply with the provisions of the Statutes as to forwarding a copy of any such consent or resolution to the Registrar of Companies. *(Amended, 26.4.1990)*

(b) Subject to the terms upon which any shares may be issued, the rights or privileges attached to any class of shares in the capital of the Company shall not be deemed to be varied or abrogated by the issue of any new shares hereafter created as shares of that class ranking *pari passu* in all respects with those already issued.

GENERAL MEETINGS

53. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year. Not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Board shall determine. All General Meetings, other than Annual General Meetings, shall be called Extraordinary General Meetings.

54. The Board may call an Extraordinary General Meeting whenever it thinks fit, and Extraordinary General Meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by the Statutes. The requisition must in each case state the objects of the meeting, and must be signed by the requisitionists, and deposited at the Office, and may consist of several documents in like form, each signed by one or more of the requisitionists. If the Directors do not proceed to cause a meeting to be held within twenty-one days from the date of the requisition being so deposited, the requisitionists, or a majority of them in value, may themselves convene the meeting, but any meeting so convened shall not be held after three months from the date of such deposit. Any meeting convened under this Article by the requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Board.

55. The Company shall comply with the provisions of the Statutes as to giving notice of resolution and circulating statements on the requisition of members.

56. Subject to the provisions of the Ordinance relating to Special Resolutions, 21 days' notice at the least for an Annual General Meeting and 14 days' notice at the least for any other General Meeting (exclusive of the day on which the notice is served or deemed to be served, and the day for which notice is given), specifying the place, the day and the hour of meeting, and in the case of special business the general nature of such business shall be given in manner hereinafter mentioned to the Auditors for the time being of the Company and to such persons as are under the provisions of these Articles entitled to receive notices of General Meetings from the Company, but with the consent of all persons for the time being entitled as aforesaid or of such proportion thereof as is prescribed by the Statutes, a meeting may be convened upon a shorter notice, and in such manner as such persons may approve. The accidental omission to give such notice to, or the non-receipt of such notice by, any such person shall not invalidate any resolution passed or proceeding at any such meeting. Every notice convening an Annual General Meeting of the Company shall describe the meeting as an Annual General Meeting. *(Amended, 26.4.1990)*

57. In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

58. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and all that is transacted at an Annual General Meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts and balance sheet and the reports of the Directors and Auditors, and any other documents accompanying or annexed to the balance sheet, the election of Directors and Auditors and the fixing of the remuneration of the Directors and Auditors.

59. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. For all purposes the quorum shall be not less than three members personally present.

60. If within fifteen minutes from the time appointed for the holding of a General Meeting a quorum is not present, the meeting if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such time and place as the Chairman (or in default, the Board) may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the members present shall be a quorum. *(Amended, 21.4.2005)*

61. The Chairman (if any) of the Board shall preside at every General Meeting of the Company. If there be no such Chairman, or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, one of the Vice-Chairmen shall if present and willing to act preside at such meeting, but if the Chairman and a Vice-Chairman shall not be so present and willing to act the Directors present shall choose one of their number to act, or if there be only one Director present he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present shall choose one of their number to be Chairman of the meeting.

62. The Chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, seven clear days' notice at the least, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting, but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting.

Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands a poll be demanded by the Chairman or by at least two members present in person or by proxy for the time being entitled to vote at the meeting, or by a member or members representing not less than 10 per cent of the total voting rights of all the members having the right to vote at the meeting, or by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right, and unless a poll be so demanded a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution. If any votes shall be counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the resolution, unless it be pointed out at the same meeting, and unless it shall in the opinion of the Chairman of the meeting be of sufficient magnitude to vitiate the resolution. *(Amended, 26.4.1990)*

64. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65. A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the Chairman directs not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded.

66. In the case of an equality of votes, either on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

67. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business, other than the question on which a poll has been demanded.

68. The demand for a poll may be withdrawn and no notice need be given of a poll not taken immediately.

VOTES OF MEMBERS

69. Subject and without prejudice to any special rights, privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, at any General Meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by proxy or by a duly authorised representative, shall have one vote, and in case of a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. Where any member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. *(Amended, 21.4.2005)*

70. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis*, or other person in the nature of a committee, receiver, or *curator bonis* appointed by such court, and such committee, receiver, *curator bonis* or other person may on a poll vote by proxy, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office not less than thirty-six hours before the time for holding the meeting.

71. If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the register of members.

72. Save as herein expressly provided, no person other than a member duly registered and who shall have paid everything for the time being due from him and payable to the Company in respect of his shares shall be entitled to be present or to vote on any question either personally or by proxy, or to be reckoned in a quorum, at any General Meeting.

73. On a poll votes may be given either personally or by proxy.

74. Any person (whether a member of the Company or not) may be appointed to act as a proxy. A member may appoint more than one proxy (whether or not exceeding two in total) to attend on the same occasion. *(Amended, 17.4.1996)*

75. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if such appointor is a corporation, either under its common seal or under the hand of some officer duly authorised in that behalf. An instrument appointing a proxy to vote at a meeting shall be deemed to include the power to demand or concur in demanding a poll on behalf of the appointor.

76. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy (where executed abroad) or office copy of such power or authority, shall be deposited at the Office or at such other place within Hong Kong as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

77. An instrument appointing a proxy shall be in the following form, or in any other form of which the Directors shall approve and need not be witnessed:-

HANG SENG BANK, LIMITED

I,   of
being a Member of the HANG SENG BANK, LIMITED hereby appoint
                                          of
and failing him   of
as my proxy to vote for me and on my behalf at the Annual (or Extraordinary, as the case may be) General Meeting of the Company to be held on the   day of   19   , and at any adjournment thereof.

Dated this   day of   19   .

Signature of member.

78. The Board may at the expense of the Company send, by post or otherwise, to the members instruments of proxy (with or without stamped envelopes for their return), for use at any General Meeting or at any meeting of any class of members of the Company, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

79. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

CORPORATION ACTING BY REPRESENTATIVES

80. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. Where a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or its nominee is a member of the Company, it or its nominee may authorise such person or persons (whether or not exceeding two in total) as it thinks fit to act as its representative or representatives at any members' general meeting or any meeting of any class of members provided that if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of such recognised clearing house or its nominee as that clearing house or its nominee could exercise if it were an individual member of the Company. *(Amended, 17.4.1996 and 21.4.2005)*

DIRECTORS

81. Until otherwise determined by a General Meeting the number of Directors shall not be less than three or more than twenty-one.

82. A Director shall not be required to hold any share qualification.

83. The Directors shall be paid out of the funds of the Company, by way of remuneration, such sum (if any) as may from time to time be determined by the Company in General Meeting. Unless otherwise directed by the resolution by which it is voted, any such remuneration shall be divided amongst the Directors as they may agree, or, failing agreement, equally. All such remuneration shall be exclusive of the sums (if any) which, under the provisions hereinafter contained, the Board may agree to pay to any Managing Director or to any Director holding any other office in the management of the business of the Company. The Directors shall also be entitled to be repaid all travelling and hotel expenses incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from Board Meetings, Committee Meetings or General Meetings, or otherwise incurred while engaged on the business of the Company. If by arrangement with the other Directors any Director shall perform or render any special duties or services

outside his ordinary duties as a Director, the Board may pay him special remuneration, in addition to his ordinary remuneration, and such special remuneration may be by way of salary, commission, participation in profits or otherwise as may be arranged, and shall be charged as part of the Company's ordinary working expenses.

84. Subject as herein otherwise provided the office of a Director shall be vacated:-

(a) If a receiving order is made against him or he makes any arrangement or composition with his creditors.

(b) If he is found lunatic or becomes of unsound mind.

(c) If he absents himself from the meetings of the Board during a continuous period of six months without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office.

(d) If he is prohibited from being a Director by any order made under any provision of the Statutes.

(e) If by notice in writing given to the Company he resigns his office.

(f) If he is requested in writing by all the other Directors to resign his office.

(g) If he is removed from office by Ordinary Resolution in accordance with the provisions of Article 107.

(h) If he is convicted of an indictable offence.

85. A Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by him as a Director or officer of, or from his interest in such other company. The Board may also exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner in all respects as it thinks fit, including the exercise in favour of any resolution appointing it, or any of its number, Directors or officers of such other company or voting or providing for the remuneration of any Directors or officers of such other company. And any Directors of the Company may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to become, a Director or officer of such other company and as such, or in any other manner, is or may be interested in the exercise of such voting rights in manner aforesaid.

86. *(a)* (i) A Director may be appointed by the Board to any other office or place of profit under the Company, except that of Auditor, for such period on such terms and at such remuneration (by way of salary, percentage of profits, pension, superannuation or otherwise) as the Board may determine, and such remuneration shall be charged as part of the Company's ordinary working expenses. A Director may vote as a Director in regard to the appointment or continuance in any such office as is mentioned in this Article of any other Director and in regard to the remuneration (including any pension, superannuation or other rights) of such other Director in respect thereof notwithstanding that he may be regarded as interested in the matter by reason that he himself also holds or may be about to hold another such office and any Director may vote as a Director in regard to any matter relating to any superannuation or pension fund notwithstanding that he may himself be or be about to become a member of or contributor to such fund. A Director may not vote on his own appointment or the arrangement of the terms thereof.

(ii) A Director notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged or whereat any contract in which he is interested is considered.

(b) No Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way directly or indirectly interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relation thereby established, but the nature of his interest must be declared by him at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Board held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Board held after he becomes so interested.

(c) A Director shall not vote or be counted in the quorum in respect of any contract, arrangement, transaction or other proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:-

(I) the giving of any security or indemnity either:-

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(II) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(III) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five per cent or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights; and/or

(IV) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:-

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(V) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(d) (I) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five per cent or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in five per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or any third company through which his/their interest or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(II) Where a company in which a Director and/or his associate(s) holds five per cent or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the Company is/are materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(III) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such chairman and any of the other directors present who are materially interested in the contract or arrangement or transaction in question shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board.

(e) A general notice in writing given to the Board by any Director to the effect that he is a member of any specified company or firm, and is to be regarded as interested in any contract or arrangement which may thereafter be made with that company or firm, shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract or arrangement so made.

(f) In this Article, "associate" in relation to any Director has the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

(Replaced, 21.4.2005)

87. Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, provided that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

POWERS AND DUTIES OF DIRECTORS

88. The business of the Company shall be managed by the Board, who may exercise all such powers of the Company, and do on behalf of the Company all such acts as may be exercised and done by the Company, and as are not by the Statutes or by these Articles required to be exercised or done by the Company in General Meeting, subject nevertheless to any regulations of these Articles, to the provisions of the Statutes, and to such regulations being not inconsistent with such aforesaid regulations or provisions as may be prescribed by the Company in General Meeting,

but no regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

89. The Directors may exercise all the powers of the Company to borrow and raise money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the Company or of any third party.

90. The continuing Directors may act as a Board at any time notwithstanding any vacancy in their body: Provided always that in case the Directors shall at any time be reduced in number to less than the minimum number prescribed by or in accordance with these Articles, it shall be lawful for them to act as Directors for the purpose of filling up vacancies in their body, or of summoning a General Meeting of the Company but not for any other purpose.

91. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the Board shall from time to time by resolution determine.

92. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board, or agent any of the powers, authorities and discretions vested in the Board (other than their power to make calls, forfeit shares or accept surrenders of shares), with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

93. *(a)* The Board may establish and maintain or concur in or procure the establishment and maintenance of trusts, funds or schemes (whether contributory or non-contributory) with a view to providing pensions or other benefits for any persons who are or have at any time been in the employment or service of the Company or its associated or subsidiary companies or who are or have at any time been Directors or officers of the Company or of any such other company as aforesaid and the wives, widows, families and dependents of any such persons and may give or procure the giving of donations, gratuities, pensions, allowances and bonuses to and may make payments for or towards insurance on the lives of any such persons as aforesaid, their wives, widows, families and dependents. The Board may also establish or support and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be, whether directly or indirectly, for the benefit of the Company or of such person as

aforesaid or their wives, widows, families and dependents and may subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any exhibition. The Board may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.

(b) Except in the case of a Director (and his wife, widow, family and dependents) who holds or has held a salaried office or employment in the Company or in an associated or subsidiary company the Board shall only permit Directors of the Company and their wives, widows, families and dependents to participate in any such trust, fund or scheme as mentioned in paragraph *(a)* of this Article provided that the aggregate amount of the contributions paid or other provision made by the Company in respect of the Directors (other than Directors excepted as aforesaid) and their wives, widows, families and dependents in any year when added to the aggregate remuneration paid to the Directors (other than remuneration in respect of the salaried offices or employments of the Directors excepted as aforesaid) by the Company in such year does not exceed the sum determined by the Company in General Meeting under Article 83 as the remuneration of the Directors for such year. Any Director shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or bonus as is mentioned in paragraph *(a)* of this Article, but the provisions of this Article shall be subject to the provisions of the Statutes so far as the same may be applicable.

94. The Board may from time to time, and at any time, by power of attorney under the Seal, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

MANAGING DIRECTORS

95. The Board may from time to time appoint one or more Directors to the office of Managing Director for such period and for such terms as it thinks fit and, subject to the terms of any agreement in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as to rotation, resignation and removal as the other Directors, and his appointment shall be automatically determined if he ceases from any cause to be a Director. *(Replaced, 21.4.2005)*

GENERAL MANAGERS

96. The Company shall have one or more General Managers.

97. Subject to the last preceding Article, the Directors may, from time to time, appoint any person to be a General Manager of the Company, either for a fixed term or without any limitation as to the period for which he is to hold such office, and may from time to time (subject to the provisions of any contract between him and the Company) remove or dismiss him from office and appoint other in his place.

98. The remuneration of a General Manager shall (subject to the provisions of any contract between him and the Company) from time to time be fixed by the Directors, and may be by way of fixed salary, or commission on dividends, profits or turnover of the Company or of any other company in which the Company is interested, or by participation in any such profits, or by any, or all of these modes provided that, unless otherwise agreed, the General Manager's remuneration or money payable to him hereunder shall be in addition to his remuneration as a Director, if he is one, and in addition to any other remuneration that may be provided by any contract between him and the Company.

99. The Directors may from time to time entrust to and confer upon the General Manager for the time being such of the powers exercisable under these Presents by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions, and with such restrictions as they think expedient; and they may confer such powers, either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers of the Directors in that behalf; and may from time to time revoke, withdraw, alter or vary all or any of such powers.

ROTATION APPOINTMENT AND REMOVAL OF DIRECTORS

100. At the Annual General Meeting of the Company in every year one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office. In addition, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have been a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting. *(Amended, 21.4.2005)*

101. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

102. A retiring Director shall be eligible for re-election.

103. The Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto, and in default the retiring Director shall if offering himself for re-election be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

104. No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any General Meeting unless notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and notice in writing by that person of his willingness to be elected shall be given to the Company at the Office in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days. *(Amended, 26.4.1990 and 21.4.2005)*

105. The Company may from time to time by Ordinary Resolution increase or reduce the number of Directors, and may also determine in what rotation the increased or reduced number is to go out of office.

106. The Directors shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following Annual General Meeting and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

107. The Company may by Ordinary Resolution remove any Director before the expiration of his period of office notwithstanding anything in these regulations or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

108. The Company may by Ordinary Resolution appoint another person in place of a Director removed from office under the immediately preceding regulation, and without prejudice to the powers of the Directors under Article 106 the Company in General Meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

ALTERNATE DIRECTORS

109. A Director shall have the power to nominate any other Director or any other person approved for that purpose by a resolution of the Board to act as an alternate Director in his place during his absence, and at his discretion to revoke such nomination, and, on such appointment being made, each alternate Director, whilst so acting shall exercise and discharge all the functions, powers and duties and undertake all the liabilities and obligations of the Director he represents, but shall not require any qualification and shall not be entitled to receive any remuneration from the Company. A nomination as an alternate Director shall *ipso facto* be revoked if the appointor ceases for any reason to be a Director.

110. Notice of all Board and General Meetings shall be sent to every alternate Director as if he were a Director and member of the Company until revocation of his appointment.

111. The appointment of an alternate Director shall be revoked and the alternate Director shall cease to hold office whenever the Director who appointed such alternate Director shall give notice in writing to the Secretary of the Company that he revokes such appointment.

112. Every person acting as an alternate Director shall while so acting be deemed to be an officer of the Company and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him.

113. Any instrument appointing an alternate Director shall be left at the office and shall, as nearly as circumstances will admit, be in the form or to the effect following:-

HANG SENG BANK, LIMITED

I,

a Director of the above-named Company, in pursuance of the power in that behalf contained in Article 109 of the Articles of Association of the Company, do hereby nominate and appoint , of , to act as alternate Director in my place during my absence, and to exercise and discharge all my duties as a Director of the Company.

Dated this day of 19

Signature of Director.

PROCEEDINGS OF DIRECTORS

114. The Directors may meet together for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined, the quorum shall be three persons, each being a Director or an alternate Director. *(Replaced, 21.4.2005)*

115. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board. It shall not be necessary to give notice of a Board Meeting to any Director for the time being absent from Hong Kong.

116. The Board may from time to time elect a Chairman and one or more Vice-Chairmen and determine the period for which each of them is to hold office. The Chairman, or in his absence any one of the Vice-Chairmen, shall preside at meetings of the Board, but if no such Chairman or Vice-Chairman be elected, or if at any meeting the Chairman or Vice-Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose some one of their number to be Chairman of such meeting.

117. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions by or under the regulations of the Company for the time being vested in or exercisable by the Directors generally.

118. Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote Provided that where the resolution of the Directors is passed by a majority of the Directors which does not include four or more Managing Directors present at the meeting at which the resolution is passed, the resolution shall not have effect unless and until it is confirmed by a general meeting of the members of the Company. So far as persons dealing with the Company are concerned a certificate signed by not less than four Managing Directors that the resolution has been duly passed shall be conclusive evidence that the proviso to this Article has no application. For the purposes of this Article a substitute Managing Director shall be deemed to be a Managing Director.

118A. Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is. *(Added, 21.4.2005)*

119. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit, and may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committee either wholly or in part, and either as to persons or purposes; but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors.

120. All acts done by such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors. *(Amended, 21.4.2005)*

121. The meetings and proceedings of any such committee, consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto, and are not superseded by any regulations made by the Directors under Article 119 hereof.

122. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

123. A resolution in writing signed by all the Directors shall be as effective for all purposes as a resolution passed at a meeting of the Board duly convened, held and constituted and may consist of several documents in like form each signed by one or more of the Directors.

MINUTES

124. The Board shall cause minutes to be made-

(a) Of all appointments of officers made by the Board.

(b) Of the names of the Directors present at each meeting of the Board and of any committee of Directors.

(c) Of all resolutions and proceedings at all meetings of the Company and of the Board and of committees of Directors.

Any such minute if purporting to be signed by the Chairman of the meeting at which the proceedings were held, or by the Chairman of the next succeeding meeting, shall be conclusive evidence of the proceedings.

THE SEAL AND THE OFFICIAL SEAL

125. *(a)* The Board shall provide for the safe custody of the Seal, and the Seal shall not be used without the prior authority of the Board, and two members of the Board or one member of the Board together with one other person so appointed by the Board shall sign every instrument to which the Seal is affixed. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

(b) The Company shall have, for use for sealing share certificates issued by the Company and such other documents constituting securities to be issued by the Company as the Board may from time to time approve (in this Article referred to as an "Authorised Document"), an Official Seal which is a facsimile of the Seal of the Company with the addition on its face of the word "securities". No signature of any director, officer or any other person and no mechanical reproduction thereof shall be required on any of the Company's share certificates or Authorised Documents and every share certificate and Authorised Document to which such Official Seal is affixed shall be valid and shall be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction thereof as aforesaid.

(Replaced, 29.4.1986)

SECRETARY

126. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board. Anything by the Statutes or these Articles required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board.

127. No person shall be appointed or hold office as Secretary who is-

(a) the sole Director of the Company; or

(b) a corporation the sole Director of which is the sole Director of the Company; or

(c) the sole Director of a corporation which is the sole Director of the Company.

128. A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND RESERVE FUND

129. The profits of the Company, which it may from time to time be determined to distribute by way of dividend, shall be applied in the payment of dividends on the several classes of shares in the Company in accordance with their respective rights and priorities and the Company in General Meeting may declare dividends accordingly.

130. All dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but no amount paid on a share in advance of calls shall be treated for purposes of this Article as paid on the share. All dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

131. No dividend shall be payable except out of the profits of the Company. The Board may, if it thinks fit, from time to time declare and pay to the members such interim dividends as appear to it to be justified by the position of the Company, and may also from time to time, if in its opinion such payment is so justified, pay any preferential dividends on fixed dates. No higher dividend shall be paid than is recommended by the Board but the Company may by Ordinary Resolution declare a smaller dividend. The declaration of the Board as to the amount of the net profits shall be conclusive.

132. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid-up shares, debentures or warrants to subscribe securities of the Company or of any other company, or in any one or more of such ways, and the Board shall give effect to such resolution; and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient and in particular to deal with fractions (including by the issue of fractional certificates, by disregarding fractional entitlements or by rounding fractions up or down or otherwise) and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of members, and may vest any specific assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Board, and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or otherwise as the Board thinks fit. Where requisite, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective. *(Replaced, 19.4.1995)*

132A. (A) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question:

either (i) that members entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the members are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (d) below, shall give notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the members;

(c) the right of election accorded to members as aforesaid may be exercised in whole or in part;

(d) the Board may resolve:

(I) that the right of election accorded to members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (A); and/or

(II) that a member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of paragraph (A) of this Article.

Provided that a member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election;

(e) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "Non-Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis;

(f) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph (e) above, and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Directors may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (e) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

or (ii) that members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:-

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (d) below, shall give notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest

date and time by which duly completed forms of election must be lodged in order to be effective which shall be not less than two weeks from the date on which the notice above referred to was despatched to the members;

(c) the right of election accorded to members as aforesaid may be exercised in whole or in part;

(d) the Board may resolve:

(I) that the right of election accorded to members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (A); and/or

(II) that a member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of paragraph (A).

Provided that a member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such member notice of the right of election accorded to him or send to him any form of election;

(e) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "Elected Shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of the amount standing to the credit of share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

(f) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall in addition to the amount to be capitalised and applied pursuant to sub-paragraph (e) above, and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (e) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the fully paid shares then in issue save only as regards participation:-

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid);or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any members with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of members in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. "Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangements principally for the benefit of employees of the Company and/or its subsidiaries which have been approved by the Board.

(F) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the members pursuant to sub-paragraphs (i)(d) and (ii)(d) of paragraph (A) of this Article by giving seven days notice in writing to the relevant members.

(G) The Board may on any occasion determine that rights of election under paragraph (A) of this Article shall not be made available to members who are registered in the register of members, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination.

(Added, 19.4.1995)

133. Before recommending any dividend the Board may out of the profits of the Company set aside such sums as it thinks proper as a depreciation fund for meeting depreciation of and repairing and maintaining the Company's assets and property or as suspense funds for the purpose of meeting contingent or unascertained losses or as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose to which the profits of the Company may be properly applied.

134. After deduction being made for all expenses properly chargeable against gross profits, including any sums set aside for any depreciation suspense or reserve fund, any part of the ultimate profits may from time to time be carried forward to the following year.

135. Any depreciation, suspense or reserve fund or any part thereof, may be invested in such manner as the Board may determine, or may be retained as part of the general assets of the Company and not be otherwise invested, and may from time to time be applied for the purpose of equalising dividends for the purpose of paying special dividends or bonuses, or for such of the purposes of the Company as the Board may think fit.

136. Any dividend or other moneys payable on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto, and in the case of joint holders to any one of such joint holders, or to such person and such address as the holder or joint holders may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders may direct, and payment of the cheque or warrant, shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. Any such dividend, interest or other sum may also be paid by any other method (including direct debit or autopay or bank transfer) as the Board considers appropriate. *(Amended, 21.4.2005)*

137. The Board may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

138. *(a)* All dividends or bonuses unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. *(Replaced, 21.4.2005)*

(b) If any cheques, warrants or orders for dividends or other moneys payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose. *(Replaced, 21.4.2005)*

139. The Company may by Ordinary Resolution upon the declaration of a dividend resolve that the same or any part thereof be applied in paying up pro tanto the capital (if any) uncalled upon the shares held by the members to whom such dividend would otherwise be payable and the Board shall give effect to such resolution provided that any member whose shares are fully paid up shall be entitled to be paid his proportion of the dividend in cash.

UNTRACED MEMBERS

139A. *(a)* The Company shall be entitled to sell any share of a member, or any share to which a person is entitled by transmission, if and provided that:-

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of twelve years the Company has paid at least three dividends (whether interim or final) and no dividend in respect of such share has been claimed by the person entitled to it;

(ii) on expiry of the said period of twelve years the Company has given notice of its intention to sell such share by advertisements appearing in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance);

(iii) the said advertisements, if not published on the same day, shall have been published within thirty days of each other;

(iv) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(v) if shares of the class concerned are listed or dealt in on any stock exchange, the Company has given notice to that exchange of its intention to make such sale.

(b) The manner, timing and terms of any sale of shares pursuant to this Article (including but not limited to the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

(c) To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a

new certificate to the transferee and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

(d) If during the period of twelve years referred to in paragraph *(a)* of this Article, or during any period ending on the date when all the requirements of sub-paragraphs (i) to (iv) of paragraph *(a)* of this Article have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of sub-paragraphs (ii) to (iv) of paragraph *(a)* of this Article have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

(e) The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

(Added, 21.4.2005)

CAPITALISATION OF PROFITS

140. *(a)* The Company in General Meeting may upon the recommendation of the Board resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including capital reserves) or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Board shall give effect to such resolution: Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this regulation, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid shares.

(b) Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures if any, and generally shall do all acts and things required to give effect thereto with full power to the Board to make such provision by the issue of fractional certificates or by payment in cash or otherwise as it thinks fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members entitled thereto into an agreement with the

Company providing for allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

RECORD DATES

140A. Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Ordinance, the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid or made or (in the case of any dividend, distribution, interest, allotment or issue) at any time before or after the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities. Different dates may be fixed as record dates in respect of shares registered on different registers. *(Added, 21.4.2005)*

ACCOUNTS

141. The Board shall cause such accounts to be kept-

(a) of the assets and liabilities of the Company,

(b) of all sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place,

as are necessary to give a true and fair view of the Company's affairs and to explain its transactions. The books of account shall be kept at the Office, or at such other place or places as the Board shall think fit, and shall always be open to the inspection of the Directors.

142. The Board shall from time to time determine whether, in any particular case or class of cases, or generally, and to what extent, and at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of members, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by Statute or authorised by the Board or by a resolution of the Company in General Meeting.

143. The Directors shall from time to time in accordance with the Statutes, cause to be prepared and to be laid before the Company in Annual General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are prescribed by the Statutes. Copies of all such documents and any other documents

required by law to be annexed thereto (collectively the "Relevant Financial Documents") shall not less than twenty-one days before the date of the meeting before which they are to be laid be sent to all the members and to the Auditors as required by and subject to the provisions of the Statutes. *(Replaced, 22.4.2003)*

143A. To the extent permitted by and subject to due compliance with the Statutes and other applicable laws, rules and regulations, and to obtaining all necessary consents, if any, required thereunder, the requirements in Article 143 shall be deemed satisfied in relation to any member if the Company send to the member, instead of a copy of the Relevant Financial Documents, a summary financial report derived from the Relevant Financial Documents which shall be in the form and containing the information required by applicable laws, rules and regulations, provided that any person who is otherwise entitled to the Relevant Financial Documents may, if he so requires and in accordance with the Statutes and other applicable laws, rules and regulations, by notice in writing served on the Company, demand that the Company send to him, in addition to a summary financial report, a complete printed copy of the Relevant Financial Documents. *(Added, 22.4.2003)*

143B. The requirement to send to a member the Relevant Financial Documents as referred to in Article 143 or a summary financial report in accordance with Article 143A shall be deemed satisfied where, in accordance with the Statutes and other applicable laws, rules and regulations, the Company publishes copies of the Relevant Financial Documents and, if applicable, a summary financial report complying with Article 143A, on the Company's computer network or its website or in any other permitted manner (including by sending any form of electronic communication), and that member has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of the Relevant Financial Documents or summary financial report. *(Added, 22.4.2003)*

AUDIT

144. Auditors shall be appointed and their duties regulated in accordance with the Statutes.

NOTICES

145. Any notice or other document to be given or issued by the Company to a member, whether or not under the Statutes, other applicable laws, rules and regulations or these Articles, shall be given in writing or by cable, telex or facsimile transmission message, any form of electronic communication or transmission or in any other form of permitted means of communication and any such notice and document may be served or delivered by the Company on or to any member (i) personally or (ii) by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register of members, whether in or outside Hong Kong, or by delivering it or leaving it at such registered address as aforesaid or (iii) as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by that member to the Company for the giving of notice or document to that member or (iv) (in the case of a notice) by advertisement

in an English language daily newspaper and a Chinese language daily newspaper circulating in Hong Kong or (v) subject to due compliance with the Statutes and other applicable laws, rules and regulations, by publishing it on the Company's computer network or its website, giving access to such network or website to the member and giving to the member a notice stating that the notice or other document is available there (a "notice of availability") or (vi) in any other permitted manner from time to time. *(Replaced, 22.4.2003)*

146. All notices and documents to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the register of members, and any notice so given shall be sufficient notice to the holders of such share. *(Replaced, 22.4.2003)*

147. Any member described in the register of members by an address not within Hong Kong may from time to time give the Company an address within Hong Kong at which notices may be served upon him. Such address in Hong Kong shall be the address for the service of all notices and documents by the Company to the member concerned and for the purposes of Articles 145 and 150, such address in Hong Kong shall be deemed for all purposes to be the registered address in the register of members of the member concerned. If no address in Hong Kong is given as above, the address overseas shall be the registered address for service. *(Replaced, 26.4.1990)*

148. A notice or other document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 145 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred. *(Replaced, 22.4.2003)*

148A. Any notice or other document delivered or sent to any member in such manner as provided in Article 145 in pursuance of these presents shall, notwithstanding that such member be then deceased, suffering from mental disorder or bankrupt and whether or not the Company has notice of his death, mental disorder or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares. *(Added, 22.4.2003)*

149. Any member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened.

150. Any notice or other document given or issued by the Company:

(i) if served by post, shall be deemed to have been served at the expiration of forty-eight hours after the envelope or wrapper containing the same is posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly prepaid, addressed and posted (in the case of an address outside Hong Kong by air-mail postage prepaid

where air-mail posting from Hong Kong to such place is available) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(ii) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice or document placed on the Company's computer network or website is deemed given by the Company to a member on the day on which a notice of availability is deemed served on the member;

(iii) if served or delivered in any other manner contemplated by these Articles other than by advertisement in newspapers in accordance with Article 145, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other person appointed by the Board as to the fact and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof;

(iv) if served by advertisement in newspapers in accordance with Article 145, shall be deemed to have been served on the day on which the notice is first published; and

(v) may be given to a member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with the Statutes and other applicable laws, rules and regulations. *(Replaced, 22.4.2003)*

INDEMNITY

151. *(a)* The Managing Directors, Directors, Auditors, Secretary and other Officers for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by them or any of them as the holder of any such office or appointment in defending any proceedings, whether civil or criminal, in which judgment is given in their favour or in which they are acquitted or in connection with any application under Section 358 of the Statutes in which relief is granted by the Court. *(Amended, 21.4.2005)*

(b) The Company may purchase and maintain for the Managing Directors, Directors, Auditors, Secretary and other Officers for the time being of the Company:-

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(Added, 21.4.2005)

(c) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company.

(Added, 21.4.2005)

WINDING UP

152. If the Company shall be wound up and the assets available for distribution among the Members as such shall be insufficient to repay the whole of the paid-up Capital, such assets shall be distributed so that as near as may be the loss shall be borne by the members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the shares held by them respectively and if in a winding up the assets available for distribution among the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up the excess shall be distributed among the members in proportion to the Capital at the commencement of the winding up paid up or which ought to have been paid up on the shares held by them respectively. But this Article is to be without prejudice to the rights of the holders of any share issued upon special terms and conditions.

153. If the Company shall be wound up the Liquidator may, with the sanction of an Extraordinary Resolution of the Company and any other sanction required by the Statutes, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members or any of them as the Liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

154. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall, with all convenient speed, give notice thereof to such member by advertisement in the Hong Kong Government Gazette or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted. *(Added, 21.4.2005)*